Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.749.1301

SimonJ@gtlaw.com

July 12, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Attention: Mark P. Shuman, Branch Chief – Legal

Re:

SCG Financial Acquisition Corp.
Amendment No. 1 to Registration Statements on Form S-1
Filed June 28, 2013
File Nos. 333-188413 and 333-188414

Dear Mr. Shuman:

On behalf of SCG Financial Acquisition Corp. (the “Company”), please find below the Company’s response to the comment contained in the letter from the Securities and Exchange Commission (the “Commission”) to the Company dated July 10, 2013. As discussed, we are submitting this response, together with proposed revised disclosure to be included in the above-referenced Registration Statements, prior to filing amendments to such Registration Statements. The Company desires to resolve the comment contained in the letter in coordination with the Staff before filing amendments. For ease of reference, the text of the comment is included in bold-face type below, followed by the Company’s response.

Form S-1 (No. 333-188413)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Symon

Financial Guidance, page 45

1.

Please revise this section to discuss the basis for and limitations of the financial projections disclosed in this section. Refer to Item 10(b) of Regulation S-K. Also, tell us why you have not presented a measure of projected earnings determined according to GAAP pursuant to Item 10(b)(2) of Regulation S-K. Support that your presentation is appropriate under that guidance. This comment also applies to your Form S-1 (No. 333-188414)

RESPONSE:

The Company intends to revise the disclosure in this section to discuss the basis for and limitations of the financial projections disclosed. The Company also intends to add to the section the Company’s expectations regarding net income (loss) for 2013 and 2014, together with a discussion of the basis for and limitations of these projections. A revised draft of the “Financial Guidance” section, incorporating the Company’s proposed revisions and marked to show changes from Amendment No. 1, is attached hereto as Exhibit A.

*     *     *

The Company also advises the Staff that it intends to add artwork to the inside front cover of the prospectus with its next amendment to the Registration Statement. A copy of the artwork the Company proposes to include is attached hereto as Exhibit B for your reference.

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the above response or the proposed revisions to the disclosure in the Registration Statements referred to above.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1200  ■  McLean, Virginia 22102  ■  Tel 703.749.1300  ■  Fax 703.749.1301

EXHIBIT A

(See attached)

The Junior Credit Agreement also contains substantially the same events of default as under the Senior Credit Agreement, except that the thresholds included in the Junior Credit Agreement are generally higher than under the Senior Credit Agreement. The Junior Credit Agreement includes cross-default provisions tied to either (1) the acceleration of the indebtedness under the Senior Credit Agreement or (2) the occurrence of an event of default under any of our other indebtedness or of any of the other Loan Parties having a principal balance in excess of $575,000.

The loans under the Junior Credit Agreement are subordinated to the Senior Credit Facility pursuant to the terms of a Subordination Agreement dated as of April 19, 2013 among the Senior Administrative Agent, the Junior Credit Agreement Lenders and the Loan Parties.

In consideration for the Term Loan A under the Junior Credit Agreement, we issued to the Junior Credit Agreement Lenders an aggregate of 31,500 shares of our common stock on April 19, 2013. In addition, on April 19, 2013, we also issued an aggregate of 31,500 shares of our common stock to certain affiliates of Kayne Anderson Mezzanine Partners in consideration for the assistance of Kayne Anderson Mezzanine Partners in arranging and structuring the financing provided under the Junior Credit Agreement.

Financial Guidance

Any estimates, forecasts or projections set forth below or elsewhere in this prospectus have been prepared by our management in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve significant elements of subjective judgment and analysis as well as risks (many of which are beyond our control). As such, no representation can be made as to the attainability of our forecasts and projections. Investors are cautioned that such estimates, forecasts or projections have not been audited and have not been prepared in conformance with generally accepted accounting principles. For a listing of risks and other factors that could impact our ability to attain our projected results, please see “Risk Factors” and “Cautionary Notes Regarding Forward-Looking Statements.”

We intend to use the proceeds of this offering to grow our business as described in this prospectus. With the use of the net proceeds of this offering, we expect our consolidated revenue to be between $76 and $78 million and our adjusted EBITDA to be between $5 and $6 million for the year ending December 31, 2013, and we expect our consolidated revenue to be between $105 and $110 million and our adjusted EBITDA to be between $16 and $18 million for the year ending December 31, 2014. Our guidance for 2013 reflects our expectations regarding the financial performance of Symon and RMG on a combined pro-forma basis, as if we owned both companies for the full year 2013. We expect combined pro-forma adjusted EBITDA to be lower in fiscal year 2013 as a percentage of revenue than it will be in future years as a result of integrating the acquisitions of Symon and RMG and expenses that we have incurred or expect to incur during 2013 for sales and marketing initiatives that we believe will enhance our growth in fiscal year 2014 and beyond. We expect that the waiver we are seeking from our lenders, as discussed under “Use of Proceeds” above, will include, if necessary, revisions to the financial and other covenants contained in our loan documents that will allow us to undertake the growth initiatives we intend to pursue with the proceeds of this offering.

Our expected GAAP net income/(loss) for 2013 and 2014 will be impacted by a number of factors, including transaction expenses incurred by RMG, Symon and SCG in association with our acquisitions of Symon and RMG. In addition, our expected GAAP net income/(loss) includes the interest, taxes, depreciation and amortization we expect to incur for the respective periods and includes certain adjustments related to purchase accounting items recorded as part of the acquisitions of RMG and Symon. Any one or more of these adjustments could materially affect our actual net income/(loss) for the periods presented. In addition, our expected interest expense assumes no repayment of our existing indebtedness.

Accordingly, we expect that our net loss for 2013 will be between $(19.0) million and $(23.0) million and that our net income for 2014 will be between $2.0 million and $6.0 million. Our expectation of consolidated net income/(loss) does not include, for the relative periods, the adjustments included in our adjusted EBITDA guidance, as described below, and accordingly includes an estimated $19.5 million and $6.5 million of such transaction costs and purchase accounting adjustments in 2013 and 2014, respectively. We have also not included for the purposes of our net income/(loss) guidance any adjustments to our warrant liabilities beyond the approximately $6.6 million adjustment, recognized as expense, through June 30, 2013. We believe that projecting future changes of our warrant liability requires a significant number of assumed variables and that we do not have a reasonable basis for determining whether such changes would result in a gain or a loss. We expect that our net loss as a percentage of revenues will be materially lower in 2013 due to recognized transaction expenses incurred and other items recognized in association with purchase accounting than may be expected in our future fiscal years. Accordingly, we believe our 2013 net loss expectations do not accurately reflect the underlying performance of our core business.

45

The above projections reflect numerous estimates and assumptions with respect to, among other things, industry performance and competition, general business, economic, market and financial conditions and matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The basis for, and what we believe to be the most material assumptions underlying, our projections is discussed below. In addition to the inherent uncertainties involved in providing projections, because we only began operating our current businesses following the acquisitions of Symon and RMG in April 2013, which until then had been separate, privately-held companies, we have no history of providing guidance, and investors are thus cautioned against attributing undue certainty to our assessment of likely future performance. As a result, there can be no assurance that the above forecasts will be realized or that actual results will not be significantly higher or lower than our estimates.

Our revenue guidance for 2013 reflects revenue already recognized as well as revenue yet to be recognized. Our projections of revenue yet to be recognized in 2013 include:

•

the recognition of revenue associated with certain services expected to be performed by our Enterprise Solutions business unit pursuant to existing contracts with customers, which revenue represents a portion of the deferred revenue account reflected on our balance sheet;

•

the recognition of revenue associated with certain services expected to be performed by our Media Networks business unit pursuant to existing agreements with clients to run advertising on our networks; and

•

the recognition of revenues associated with additional products and services that we anticipate to sell based off of our pipelines of new business, trends we see in our existing business lines, the historical spending patterns of our customers and new sales initiatives we expect to undertake.

Our adjusted EBITDA and net income/(loss) guidance for 2013 assumes our revenue guidance for the same period is achieved and reflects costs of sales and operating expenses already recognized as well as expenses yet to be incurred based on certain assumptions, including:

•

a product mix that will generate a gross margin percentage that is similar to our recent historical results; and

•

operating expenses that take into account our current run-rate operating expenses, additional public company-related costs, costs associated with integrating Symon and RMG and costs associated with sales and marketing initiative that we believe will enhance our growth during and beyond fiscal year 2014.

The assumptions underlying our financial guidance for 2014 include for our revenue guidance:

•

the anticipated continued growth of our existing business lines on a percentage basis that is in line with the growth expected during 2013 and based on our current view of business trends and our new business pipelines; and

•

the recognition of revenues from new sales initiatives that we expect to start in 2013.

The assumptions underlying our financial guidance for 2014 include for our adjusted EBITDA and net income/(loss) guidance:

•

the achievement of our revenue guidance for the same period;

•

a product mix that will generate a gross margin percentage that is similar to our recent historical results; and

•

monthly operating expenses in 2014 similar to those expected as of year-end 2013.

The above projections were prepared based on RMG Networks as a standalone company, reflecting the anticipated results of operations of Symon and RMG, but not of any acquisitions or other strategic transactions that we may consummate during the remainder of 2013 or in 2014.

We do not intend to update or otherwise revise the above financial guidance to reflect circumstances existing after the date of this prospectus or to reflect the occurrence of future events.

We have presented our projected adjusted EBITDA, which is a non-GAAP measure, because many of our investors use this non-GAAP measure to monitor our performance. This non-GAAP measure should not be considered as an alternative to GAAP measures as an indicator of our operating performance. We define adjusted EBITDA as net income before interest, taxes, depreciation and amortization, adjusted for acquisition-related and integration items; asset impairment charges; purchase price accounting items recorded as part of our acquisitions; and certain other items that we believe do not reflect our core operating performance.

46

EXHIBIT B

(See attached)

Screens Guide Our Lives

go wild
UGG
24
7

RMG NETWORKS
INTELLIGENT VISUAL COMMUNICATIONS, DELIVERED.